Exhibit 99.51

EXECUTION VERSION

BROOKFIELD OFFICE PROPERTIES CANADA

DECLARATION OF TRUST

March 19, 2010

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BROOKFIELD OFFICE PROPERTIES CANADA

DECLARATION OF TRUST

THIS DECLARATION OF TRUST made in Toronto, Ontario the 19th day of March, 2010.

BETWEEN:

RICHARD B. CLARK, WILLIAM G. DAVIS, THOMAS F. FARLEY, ROBERT J. MCGAVIN AND MICHAEL F. B. NESBITT, all of whom are the initial trustees of the trust constituted by this declaration of trust, and each person who after the date hereof becomes a trustee of the trust as herein provided;

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EXCHANGE TOWER LIMITED, (hereunder called the “Initial Unitholder”), and all persons who after the date hereof become holders of units of the Trust as herein provided,

WHEREAS the Trust is hereby settled on the date hereof with $100.00 (the “Initial Contribution”) by the Initial Unitholder in consideration for the issuance by the undersigned Trustees to the Initial Unitholder of one Trust Unit;

AND WHEREAS the Trust has been established under the name “Brookfield Office Properties Canada” for the principal purpose of providing persons who may become the holders of Units with an opportunity to participate directly or indirectly in a portfolio of income-producing real property investments and related assets;

AND WHEREAS the initial Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS the Initial Unitholder and the initial Trustees desire that the Trust shall qualify as a “mutual fund trust” and as a “real estate investment trust” pursuant to subsections 132(6) and 122.1(1) of the Tax Act, respectively;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE, each of the undersigned initial Trustees, hereby confirms and declares that he or she agrees with the Initial Unitholder to hold in trust the Initial Contribution and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by him or her as Trustee or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Declaration of Trust, including the recitals hereto, unless the context otherwise requires, the following terms shall have the meanings:

“affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control with such Person;

“Arrangement” means the arrangement involving the Trust, BPO and BPP and their respective Subsidiaries to be described in the Proxy Circular;

“Asset Management Agreement” means an asset management agreement to be entered into as of the Closing Date among the Trust, the LP, Brookfield Properties Management Corporation and BPO;

“Asset Manager” means the Person who from time to time is the asset manager pursuant to the Asset Management Agreement;

“associate” has the meaning given thereto in the CBCA;

“Audit Committee” means the committee of the Trustees established pursuant to Section 9.2;

“Auditors” means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with Section 15.4 and, initially means Deloitte & Touche LLP;

“Basic Basis” means, at any time, the number of Trust Units outstanding at such time, excluding, for greater certainty, Trust Units issuable upon the surrender or exchange of Exchangeable Securities or Trust Exchangeable Securities;

“BPO” means Brookfield Properties Corporation, a corporation under the laws of Canada;

“BPP” means BPO Properties Ltd., a corporation under the laws of Canada;

“Business Day” means any day on which Canadian chartered banks are open for business in Toronto, Ontario, other than a Saturday or a Sunday;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc.;

“Chair”, “Vice-Chair”, “President”, “Chief Executive Officer”, “Chief Financial Officer”, “Executive Vice President”, “Senior Vice President”, “Vice President” and “Secretary” mean the Person(s) holding the respective offices from time to time if so appointed by the Trustees;

“Class A LP Unit” means a unit of interest in the LP designated as a Class A LP Unit and having the rights and attributes described in the LP Agreement with respect thereto;

“Class B LP Unit” means a unit of interest in the LP designated as a Class B LP Unit and having the rights and attributes described in the LP Agreement with respect thereto, including the right of a holder thereof to exchange such unit for a Trust Unit;

“Closing” means the completion of the Arrangement, upon the filing of articles of arrangement in respect thereof;

“Closing Date” means the date on which the Closing occurs;

“Conflicts Guidelines” has the meaning set out in Section 7.7(b);

“Consolidation” means a consolidation, combination or reduction (other than by way of redemption or purchase) in the number of outstanding Trust Units into a lesser number of Trust Units;

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract, by virtue of provisions contained in constitutional documents or otherwise; and for greater certainty and without limitation, a Person is deemed to Control another Person if: (i) the first Person owns securities (other than by way of security only), directly or indirectly, of the second Person entitling the first Person to exercise more than 50% of the votes exercisable at any meeting of that second Person, together with the right to elect a majority of the directors of the second Person, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership or the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership, or (iii) the second Person is a limited partnership and the first Person is the general partner of the limited partnership or Controls the general partner of the limited Partnership. “Controls”, “Controlling” and “Controlled” have corresponding meanings;

“Declaration of Trust” means this declaration of trust as amended, supplemented or restated from time to time;

“Deferred Trust Unit Plan” means the deferred trust unit plan adopted by the Trust from time to time;

“dissenting offeree” means, where a take-over bid is made for all of the Trust Units other than those held by the offeror, a holder of Trust Units who does not accept the take-over bid and includes a subsequent holder of those Trust Units who acquires them from the first mentioned holder;

“Distribution Payment Date” means, in respect of a Distribution Period, such date as may be determined from time to time by the Trustees;

“Distribution Period” means each calendar quarter or each calendar month, as determined by the Trustees from time to time, from and including the first day thereof and to and including the last day thereof; provided that (i) “Distribution Period” shall initially mean each calendar month and (ii) the first Distribution Period will begin on (and include) the Closing Date and will end on May 31, 2010;

“Distribution Record Date” means, in respect of a Distribution Period, such date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date;

“Distribution Reinvestment Plan” means the distribution reinvestment plan to be adopted by the Trust for holders of Trust Units to be effective as of the Closing Date;

“Distributions” has the meaning set out in Section 1.1(a);

“Exchangeable Securities” means any securities of any trust, limited partnership or corporation other than the Trust that are convertible or exchangeable directly for Trust Units without the payment of additional consideration therefor and, for certainty, includes the Class B LP Units;

“Exchange and Support Agreement” means the exchange and support agreement to be entered into as of the Closing Date by the Trust, the LP, BPP and certain Subsidiaries of BPP and BPO and each additional person who becomes, from time to time, a holder of Class B LP Units and agrees to be a party to and bound by such agreement, as may be amended, supplemented or restated from time to time;

“Fully-Diluted Basis” means, at any time, the number of (i) Trust Units outstanding at such time and (ii) Trust Units issuable upon the surrender or exchange of Exchangeable Securities or Trust Exchangeable Securities at such time;

“General Partner” means BOPC GP Inc., a corporation under the laws of Canada and the general partner of the LP;

“GAAP” means generally accepted accounting principles set out from time to time in the Handbook of the Canadian Institute of Chartered Accountants;

“Governance and Nominating Committee” means the committee of the Trustees established pursuant to Section 9.3;

“Independent Trustee” means, at any time, any Trustee who is not at such time or who has not been in the three year period immediately preceding such time, an officer or employee of the Trust or any of its Subsidiaries and, for so long as the Asset Management Agreement is in force, any Trustee who is not at such time or who has not been in the three year period immediately preceding such time an officer or employee of the Asset Manager or any of its affiliates;

“Initial Contribution” means the amount of $100.00 paid by the Initial Unitholder on the date hereof for the purpose of settling the Trust;

“Initial Unitholder” means Exchange Tower Limited, a corporation under the laws of Ontario;

“LP” means Brookfield Office Properties Canada LP, a limited partnership formed under the laws of Ontario;

“LP Agreement” means the Limited Partnership Agreement dated January 1, 2010 governing the LP;

“mortgage” means any mortgage, charge, hypothec, bond, debenture, note or other evidence of indebtedness, in each case which is directly or indirectly secured by real property;

“Net Realized Capital Gains” has the meaning set out in Section 5.1

“Non-Resident” means any Person that is not a Resident Canadian;

“Notes” means the promissory notes, bonds, debentures, debt securities or similar evidence of indebtedness issued by a Person;

“Offer” has the meaning set out in Section 3.26;

“offeree” means a Person to whom a take-over bid is made;

“offeror” means a Person who makes a take-over bid, and includes two or more Persons who, directly or indirectly, (i) make take-over bids jointly or in concert; or (ii) intend to exercise jointly or in concert voting rights attached to securities for which a take-over bid is made;

“Ordinary Resolution” means a resolution proposed to be passed as an ordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions hereof at which a quorum is present, which resolution is passed by the affirmative votes of a majority of the Units represented at the meeting in person or by proxy and voted upon such resolution;

“Person” includes an individual, body corporate, partnership, limited partnership, joint venture, trust or unincorporated organization, the Crown or any agency or instrumentality thereof, or any other entity recognized by law;

“Properties” has the meaning set out in Section 2.7;

“Property Management Agreement” means the property management agreement to be entered into as of the Closing Date by the Trust, the LP, Brookfield Properties Management Corporation and BPO;

“Proxy Circular” means the management proxy circular of BPP to be mailed to the shareholders of BPP, with respect to the approval by its shareholders of the Arrangement;

“real property” means property which in law is real property and includes whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, partnership, joint venture or otherwise), any interests in any of the foregoing and securities of corporations, trusts or partnerships whose sole or principal purpose and activity of which is to invest in, hold and deal in real property;

“Register” has the meaning set out in Section 3.18;

“Registrar” has the meaning set out in Section 3.18;

“Resident Canadian” means an individual or corporation who is a resident of Canada for purposes of the Tax Act, or a partnership that is a “Canadian partnership” for purposes of the Tax Act;

“Securities Act” means the Securities Act (Ontario);

“Special Resolution” means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions hereof at which a quorum is present, which resolution is passed by the affirmative votes of the holders of at least two-thirds of the Units represented at the meeting in person or by proxy and voted upon such resolution;

“Special Voting Unit” means a special voting unit of the Trust that is authorized and issued pursuant to Section 3.1 to a holder of Class B LP Units;

“Subdivision” means a subdivision, split or redivision in the number of outstanding Trust Units into a greater number of Trust Units;

“Subsidiary” means, with respect to any Person, any other Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of a Subsidiary;

“take-over bid” has the meaning given to such term in the Securities Act;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“taxation distribution amount” has the meaning set out in Section 1.1(b);

“Transfer Agent” has the meaning set out in Section 3.18;

“Trust” means the trust constituted hereunder but, for greater certainty, unless otherwise expressly provided, does not include any Subsidiaries or affiliates thereof;

“Trust Exchangeable Securities” has the meaning set out in Section 3.4(a);

“Trust Income” has the meaning set out in Section 5.1;

“Trust Liability” has the meaning set out in Section 14.4(a);

“Trust Property” means, at any particular time, any and all assets of the Trust, including all proceeds therefrom;

“Trustees” means, as of any particular time, all of the trustees holding office under and in accordance with this Declaration of Trust, in their capacity as trustees hereunder and “Trustee” means any of them;

“Trustees’ Regulations” means the regulations adopted by the Trustees pursuant to Section 7.3 or Section 12.9 from time to time;

“Trust Unit” means a unit of the Trust (other than a Special Voting Unit) authorized and issued hereunder as such and for the time being outstanding and includes a fraction of a Trust Unit and for greater certainty includes any other classes of units authorized by the Trustees as such;

“Units” means, collectively, the Trust Units and the Special Voting Units; and

“Unitholder” or “Holder” means a Person whose name appears on the Register as a holder of one or more Units.

1.2	Construction

In this Declaration of Trust, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Declaration of Trust and not to any particular Article or Section of this Declaration of Trust;

(b)	references to an “Article” or “Section” are references to an Article or Section of this Declaration of Trust;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)
the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	references to any Person include such Person’s successors and assigns (to the extent such assigns are permitted by the terms of any applicable agreement);

(g)
unless the context otherwise requires, any reference to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all amendments made to such statute, regulation, policy, rule or instrument and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

(h)
any reference to this Declaration of Trust or any other agreement, document or instrument shall be construed as a reference to this Declaration of Trust or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated or supplemented;

(i)
for greater certainty, where any reference is made in this Declaration of Trust to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustees on behalf of the Trust or by some other Person duly authorized to do so by the Trustees or pursuant to the provisions hereof, and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustees, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustees in their capacity as Trustees, and not in their other capacities;

(j)
in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and

(k)	unless otherwise specified, all references to “$” or “dollars” are to lawful currency of Canada.

1.3	Accounting Principles

All accounting terms not specifically defined in this Declaration of Trust will be interpreted in accordance with GAAP.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Declaration of Trust, such determination, consolidation or computation shall, unless the Trustees otherwise determine or the context otherwise requires, be made in accordance with GAAP.

1.4	Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time.  Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

ARTICLE 2
DECLARATION OF TRUST

2.1	Establishment of Trust

The Trustees hereby declare themselves and agree to act as trustees of the Trust and to hold and administer the Trust Property in trust for the benefit of the holders of Trust Units on and subject to the terms and conditions of this Declaration of Trust.

2.2	Initial Contribution

The Initial Unitholder has paid, concurrently with the execution of the Declaration of Trust, the Initial Contribution to the Trustees for the purpose of settling the Trust.  The Trustees acknowledge receipt of the Initial Contribution and issue one Trust Unit to the Initial Unitholder.

2.3	Name of the Trust

The name of the Trust is “Brookfield Office Properties Canada” in its English form and “Immeubles de bureaux Brookfield (Canada)” in its French form. As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the affairs of the Trust, hold property, execute all documents and take all legal proceedings under that name, in either its English or French form.

2.4	Use of Name

Should the Trustees determine that the use of the name Brookfield Office Properties Canada in its English form or in its French form is not practicable, legal or convenient, they may use such other designation, or they may adopt such other name for the Trust as they deem appropriate, and the Trust may hold property and conduct its activities under such other designation or name.

2.5	Head Office

The principal office and centre of administration of the Trust shall be at Brookfield Place, Suite 330, 181 Bay Street, Toronto, Ontario, M5J 2T3 or at such other address in Canada as may be determined by the Trustees in their discretion.  The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine to be necessary or desirable.

2.6	Nature of the Trust

(a)
The Trust is a limited purpose unincorporated closed-ended investment trust. The Trust shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for the Trust by:

(i)	applicable laws and regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(ii)	the terms, conditions and trusts set forth in this Declaration of Trust.

The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or the Unitholders or any of them or any officers or other employees of the Trust or any of them for any purpose be, or be deemed to be, treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. Neither the Trustees nor any officer or other employee of the Trust shall be, or be deemed to be, agents of the Unitholders.

(b)
The relationship of the holders of Trust Units to the Trustees, to the Trust and to the Trust Property shall be solely that of beneficiaries of the Trust, and the rights of the Unitholders will be limited to those expressly conferred upon them by this Declaration of Trust.

2.7	Purpose of the Trust

The purpose of the Trust is to provide holders of Trust Units with stable and consistent distributions from the Trust’s investment in the LP which, after the Closing, will hold revenue-producing properties, beneficial interests in real property, and interests in various partnerships and other entities which hold revenue producing properties (“Properties”), and to maximize distributions and Trust Unit value through the LP’s ongoing management of the Properties and its future acquisitions of premier office properties which fit within the investment portfolio profile of the Properties.

2.8	Legal Ownership of Trust Property

The legal ownership of the Trust Property and the right to conduct the affairs of the Trust are vested exclusively in the Trustees.  Except as specifically provided herein, no Unitholder(s) shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. No Unitholder has or shall be deemed to have any right of ownership in any of the Trust Property.  The Unitholders shall have no right to compel any partition, division or distribution of the Trust or any of the Trust Property or of any particular monies or funds received by the Trustees.  The Units shall be personal property and shall confer upon the holders thereof only the interest and rights, and impose upon the holders thereof only those liabilities and obligations, specifically set forth in this Declaration of Trust.

ARTICLE 3
UNITS

3.1	Units

The units of the Trust shall be divided into two classes, described and designated as “Trust Units” and “Special Voting Units”, respectively, which will have attached thereto the rights, limitations, restrictions and conditions set out herein.  The number of Units which the Trust may issue is unlimited.  Subject to Section 3.5(b), Units shall be issued only as fully paid and non-assessable.  Each Unit when issued shall vest indefeasibly in the holder thereof and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder. The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees with the approval of the majority of the Unitholders, or as otherwise provided in Section 3.10. The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of such act or any other legislation.

3.2	Ranking of Units

(a)
Each Trust Unit shall represent an equal undivided beneficial interest in the Trust, in any distribution from the Trust (whether of Trust Income, Net Realized Capital Gains or other amounts), and, in the event of termination or winding up of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities.  All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of the Unitholders.

(b)
Each Special Voting Unit shall entitle the holder of record thereof to a number of votes at all meetings of the Unitholders or in respect of any written resolution of the Unitholders equal to the number of Trust Units into which the Class B LP Units to which such Special Voting Unit relates are, directly or indirectly, exchangeable or convertible (other than in respect of Class B LP Units which have been so exchanged or converted).  Special Voting Units shall be issued only in connection with or in relation to Class B LP Units (including pursuant to any plan from time to time in effect relating to reinvestment by holders of Class B LP Units of distributions of the LP in Class B LP Units).  A Special Voting Unit shall be issued in tandem with Class B LP Units issued and will be evidenced only by the certificate or certificates representing such Class B LP Units.  Except for the right to attend and vote at meetings of the Unitholders or in respect of written resolutions of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, no Special Voting Unit will have any economic interest in the Trust or be entitled to any interest or share in the Trust, in any distribution from the Trust (whether of Trust Income, Net Realized Capital Gains or other amounts) or in any net assets of the Trust in the event of the termination or winding-up of the Trust.

(c)
Concurrently with the issue of the Special Voting Units, the Trust shall enter into the Exchange and Support Agreement pursuant to which the Trust shall provide certain support in respect of the exchange feature of the Class B LP Units and in respect of distributions. It is hereby confirmed that the timing, amount and nature of distributions made to holders of Class B LP Units are intended to be made, and the Trustees shall take reasonably necessary steps to ensure they are so made, in accordance with the provisions of the Exchange and Support Agreement and the rights attaching to such Class B LP Units.

(d)
A Special Voting Unit shall not be transferable separately from the Class B LP Units issued in tandem with it, and, upon any transfer of such Class B LP Units, such Special Voting Unit shall automatically be transferred to the transferee of such Class B LP Units. For greater certainty, a Special Voting Unit shall only be transferred to a permitted transferee of Class B LP Units under the terms and conditions of the LP Agreement.

(e)
As Class B LP Units are exchanged for Trust Units or purchased for cancellation by the LP, the corresponding Special Voting Units shall be cancelled for no consideration and without any further action of the Trustees, and the former holder of such Special Voting Unit shall cease to have any rights with respect thereto.

3.3	Allotment and Issue

(a)
The Trustees may allot and issue Trust Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by the Unitholders of distributions of the Trust in Trust Units, and as consideration for the acquisition of new properties or assets) and to such Person, Persons or class of Persons as the Trustees in their sole discretion shall determine. The price or the value of the consideration for which Trust Units may be issued and the terms and conditions of issuance of the Trust Units shall be determined by the Trustees in their sole discretion, generally (but not necessarily) in consultation with investment dealers or brokers who may act as underwriters in connection with offerings of Trust Units.

(b)	Special Voting Units may not be issued by the Trust or the Trustees other than pursuant to Section 3.2(b).

(c)	It is hereby confirmed that the Class B LP Units are intended to be economically equivalent to the Trust Units that the holder may acquire on the exchange of the Class B LP Units.

3.4	Rights, Warrants, Options, Convertible Indebtedness and Other Securities

(a)
The Trust may create and issue rights, warrants, subscription receipts or options or other instruments or securities to subscribe for fully paid Trust Units which rights, warrants, subscription receipts, options, instruments or securities may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine (“Trust Exchangeable Securities”). Trust Exchangeable Securities so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A Trust Exchangeable Security shall not be a Trust Unit and a holder thereof shall not be a Unitholder unless and until fully paid Trust Units are issued in accordance with the terms of such securities.

(b)
Subject to Sections 4.1 and 4.2, the Trustees may create and issue indebtedness of the Trust in respect of which interest, premium or principal payable thereon may be paid, at the option of the Trust or the holder, in fully paid Trust Units, or which indebtedness, by its terms, may be convertible into Trust Units at such time and for such prices as the Trustees may determine. Any indebtedness so created shall not be a Trust Unit and a holder thereof shall not be a Unitholder unless and until fully paid Trust Units are issued in accordance with the terms of such indebtedness.

3.5	Consideration for Units

(a)
Subject to Section 3.5(b), a Trust Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Trust Unit shall be paid in money or in property (including the indebtedness of a Person) or in past services received by the Trust that are not less in value than the fair equivalent of the money that the Trust would have received if the Trust Unit had been issued for money. In determining whether property or past services are the fair equivalent of consideration paid in money, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.  In the event that Trust Units are issued in whole or in part for consideration other than money, the resolution of the Trustees allotting and issuing such Trust Units shall express the fair equivalent in money of the other consideration received.

(b)
Trust Units may be issued and sold on an instalment basis, in which event beneficial ownership of such Trust Units may be represented by instalment receipts, but shall otherwise be non-assessable. When Trust Units are issued and sold on an instalment basis, the Trust may take security over such Trust Units as security for unpaid instalments, including a pledge as contemplated by an instalment receipt agreement.

3.6	Commissions and Discounts

The Trustees may provide for the payment of commissions or may allow discounts to Persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Trust Units or other securities issued by the Trust or of their agreeing to procure subscriptions therefor, whether absolute or conditional.

3.7	Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to any pre-emptive right to subscribe for or acquire any Trust Unit, except as set out in the Exchange and Support Agreement, or as otherwise agreed to by the Trust pursuant to a binding agreement in writing.

3.8	Fractional Units

If as a result of any act of the Trustees hereunder, any Person becomes entitled to a fraction of a Unit, such Person shall not be entitled to receive a certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at meetings of the Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, limitations, restrictions and conditions attaching to whole Units in the proportion that they bear to a whole Unit.

3.9	Repurchase of Trust Units

The Trust shall be entitled to purchase for cancellation at any time and from time to time the whole or any part of the outstanding Trust Units, at a price per Trust Unit and for such forms of consideration as may be determined by the Trustees in compliance with all applicable securities laws, regulations, rules, blanket orders, notices or policies or the rules or policies of any applicable stock exchange.

3.10	Consolidation of Units

(a)
Unless the Trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional Trust Units to all holders of Trust Units pursuant to Section 5.6(b), the number of the outstanding Trust Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Trust Units as such holder held before the distribution of additional Trust Units. In this case, each Trust Unit certificate representing the number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the non-cash distribution of additional Trust Units and the consolidation.

(b)
Notwithstanding Section 3.10(a), where tax is required to be withheld from a Unitholder’s share of the distribution contemplated by Section 3.10(a), the consolidation will result in such Unitholder holding that number of Trust Units equal to (i) the number of Trust Units held by such Unitholder prior to the distribution plus the number of Trust Units received by such Unitholder in connection with the distribution (net of the number of whole and part Trust Units withheld on account of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Trust Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. Such Unitholder will be required to surrender the Trust Unit certificates, if any, representing such Unitholder’s original Trust Units, in exchange for a Trust Unit certificate representing such Unitholder’s post-consolidation Trust Units.

3.11	Unclaimed Distributions

In the event that the Trustees hold any amounts to be paid to the holders of Trust Units under Article 5 or Article 13 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company pending payment to the Person or Persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its principal office or to the Public Guardian and Trustee of Ontario (or other similar government official or agency in the province where the Trust has its principal office) whose receipt shall be a fulfilment and discharge of the obligations of the Trustees.

3.12	Transferability

Subject to Section 3.13, the Trust Units are freely transferable, and the Trustees shall not impose any restriction on the transfer of Trust Units. The Special Voting Units shall be transferable only together with the related Class B LP Units and in accordance with Section 3.2. Notwithstanding the foregoing, no transfer of Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the Register and no transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

3.13	Non-Resident Ownership Constraint

(a)
At no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units on a Basic Basis or a Fully-Diluted Basis, and the Trust shall inform its Transfer Agent and/or Registrar of this restriction.  The Trustees may require a registered holder of Trust Units to provide the Trustees with a declaration as to the jurisdictions in which beneficial owners of the Trust Units registered in such Unitholder’s name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is Non-Resident).  If the Trustees become aware, as a result of such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of more than 49% of the Trust Units on a Basic Basis or a Fully-Diluted Basis are, or may be, Non-Residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a Person unless the Person provides a declaration in form and content satisfactory to the Trustees that the Person is not a Non-Resident and does not hold such Trust Units for the benefit of Non-Residents.

(b)
If, notwithstanding the foregoing, the Trustees determine that more than 49% of the Trust Units on a Basic Basis or a Fully-Diluted Basis are held by Non-Residents, the Trustees may send, or cause to be sent, a notice to such Non-Resident holders of the Trust Units chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than thirty (30) days.  If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not Non-Residents within such period, the Trustees may on behalf of such Unitholders sell, or cause to be sold, such Trust Units and, in the interim, shall suspend, or cause to be suspended, the voting and distribution rights attached to such Trust Units (other than the right to receive the net proceeds from the sale). Upon such sale, the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such Trust Units.  The Trust may direct its Transfer Agent and/or Registrar to do any of the foregoing.

(c)
No liability shall accrue to the Trust or the Trustees if the Trust Units of a Non-Resident Unitholder are sold at a loss to such Unitholder.  Unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to take any proceedings or action with respect to this Section 3.13 by virtue of the powers conferred on them hereby.  The Trustees shall use reasonable commercial efforts to monitor the ownership of Trust Units by Non-Residents.  It is acknowledged that the Trustees cannot definitively monitor the ownership of Trust Units by Non-Residents if the Trust Units are registered in the name of an intermediary.  The Trustees shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

(d)	The Trustees’ Regulations may include provisions to implement the foregoing.

3.14	Certificates

Subject to Section 3.15, each Unitholder or its duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Trust Units held by him or her, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Trust Unit or Trust Units held jointly or in common by two or more Persons and delivery of a certificate to any one of them shall be sufficient delivery to all.  No certificate shall be issued to evidence any fractional Trust Units.

3.15	Book-Based System for Trust Units; No Certificates for Special Voting Units

The Trust Units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS, as custodian of such certificates for the participants of CDS, registered in the name of CDS or its nominee, and registration of ownership and transfers of the Trust Units may be effected through the book-based system administered by CDS.

No holder of a Special Voting Unit shall be entitled to a certificate or other instrument from the Trust evidencing the holder’s ownership of such Special Voting Units. Such holder shall only be entitled to be entered on the Register in accordance with Sections 3.18 and 3.19.

3.16	Certificate Fee

The Trustees may establish a reasonable fee to be charged for every certificate issued evidencing the ownership of Trust Units.

3.17	Form of Certificate

The form of certificate representing Trust Units shall be in such form as is from time to time authorized by the Trustees. Signatures of Trustees or officers of the Trust required on Trust Unit certificates may be printed or otherwise mechanically reproduced thereon. If a Trust Unit certificate contains a printed or mechanically reproduced signature of a Person, the Trust may issue the certificate even though the Person has ceased to be a Trustee or an officer of the Trust and such certificate is as valid as if the Person were a Trustee or an officer at the date of its issue.

3.18	Register

A register (the “Register”) shall be kept by, or on behalf and under the direction of, the Trustees, which Register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates of such Units, if applicable, and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agents (each a “Transfer Agent”) and to act as registrars (each a “Registrar”) for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such Transfer Agents and Registrars shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units. If the Trustees have appointed a Transfer Agent and Registrar, no certificate for Units shall be valid unless countersigned by or on behalf of the Transfer Agent and/or Registrar. Only the Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of the Unitholders.

3.19	Entry on Register

Subject to Sections 3.13 and 3.15, upon any issue of Units, the name of the subscriber shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber, or if the subscriber is already a Unitholder, the Register shall be amended to include such Unitholder’s additional Units.

3.20	Successors in Interest to the Unitholders

Subject to Section 3.13, any Person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law shall be recorded in the Register as the holder of such Units, but until such record is made, the Unitholder of record shall continue to be and shall be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the Transfer Agent or Registrar shall have actual or other notice of such death, bankruptcy, incompetence or other event and the Persons becoming entitled to such Units shall be bound by every notice or other document in respect of the Units which shall have been duly given to the Persons from whom the Person derives its title to such Units.  Once such record is made, the Trustees shall deal with the new holder of such units as Unitholder from thereon and shall have no liability to any other person purporting to have been entitled to the Units prior to the making of such record.

3.21	Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more Persons holding any Unit as joint tenants of the entire interest therein unless the ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded in the Register or on any certificate as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

3.22	Performance of Trusts

None of the Trustees, the officers of the Trust, the Unitholders or any Transfer Agent, Registrar or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit or other security of the Trust was or would be wrongful or that a particular adverse Person is the owner of or has an interest in the Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or other securities or interest therein by any such Unitholder or holder of such security or its personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Persons recorded as the Unitholder or holder of such security.

3.23	Lost Certificates

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees or any officer of the Trust may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees or any officers of the Trust may in their discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees or any officers of the Trust deem necessary and may require the applicant to supply to the Trust a “lost certificate” or similar bond in such reasonable amount as the Trustees or any officers of the Trust direct indemnifying the Trustees or any officers of the Trust, the Transfer Agent and Registrar for so doing. The Trustees or any officers of the Trust shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees or any officers of the Trust. If such blanket lost security bond is acquired, the Trustees or any officers of the Trust may authorize and direct (upon such terms and conditions as they may from time to time impose) any Registrar, Transfer Agent, trustee, or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees or any officers of the Trust.

3.24	Death of the Unitholders

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees, officers of the Trust or Trust Property, but shall only entitle the personal representatives or the heirs of the estate of the deceased Unitholder, subject to Section 3.20, to succeed to all rights of the deceased Unitholder under this Declaration of Trust.

3.25	Take-Over Bids

(a)
If within 120 days after the date of a take-over bid, the bid is accepted by the holders of not less than 90% of the Trust Units (including Trust Units issuable upon the surrender or exchange of Exchangeable Securities), other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this Section 3.25, to acquire the Trust Units held by the dissenting offerees, provided that such Trust Units have been or are legally required to be taken up and paid for by the offeror.

(b)
An offeror may acquire Trust Units held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror’s notice to each dissenting offeree stating that:

(i)	the offerees holding not less than 90% of the Trust Units to which the bid relates accepted the take-over bid;

(ii)	the offeror is bound to take up and pay for or has taken up and paid for the Trust Units of the offerees who accepted the take-over bid;

(iii)	a dissenting offeree is required to elect:

(A)	to transfer their Trust Units to the offeror on the terms on which the offeror acquired the Trust Units of the offerees who accepted the takeover bid, or

(B)	to demand payment of the fair value of the Trust Units in accordance with Subsections 3.25(i) to (r) by notifying the offeror within 20 days after receiving the offeror’s notice;

(iv)
a dissenting offeree who does not notify the offeror in accordance with Subsection 3.25(d) is deemed to have elected to transfer the Trust Units to the offeror on the same terms that the offeror acquired the Trust Units from the offerees who accepted the take-over bid; and

(v)	a dissenting offeree must send notice to the Trust within 20 days after receiving the offeror’s notice.

(c)
Concurrently with sending the offeror’s notice under Subsection 3.25(b), the offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the dissenting offeree with respect to each Trust Unit held by a dissenting offeree.

(d)	A dissenting offeree to whom an offeror’s notice is sent under Subsection 3.25(b) shall, within 20 days after receiving that notice:

(i)	send the certificate(s) representing the Trust Units to the Trust; and

(ii)	elect:

(A)	to transfer the Trust Units to the offeror on the terms on which the offeror acquired the Trust Units of the offerees who accepted the takeover bid; or

(B)	to demand payment of the fair value of the Trust Units in accordance with Subsections 3.25(i) to (r).

(e)
A dissenting offeree who does not notify the offeror in accordance with paragraph 3.25(d)(ii)(B) is deemed to have elected to transfer the Trust Units to the offeror on the same terms on which the offeror acquired the Trust Units from the offerees who accepted the take-over bid.

(f)
Within 20 days after the offeror sends an offeror’s notice under Subsection 3.25(b), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under paragraph 3.25(d)(ii)(A).

(g)
The Trust is deemed to hold in trust for the dissenting offeree the money or other consideration it receives under Subsection 3.25(f), and the Trust shall deposit the money in a separate account in a Canadian chartered bank and shall place the other consideration in the custody of a Canadian chartered bank or similar institution.

(h)	Within 30 days after the offeror sends an offeror’s notice under Subsection 3.25(b), the Trust shall:

(i)	if the payment or transfer required by Subsection 3.25(f) is made, transfer to the offeror the Trust Units that were held by dissenting offerees;

(ii)
give to each dissenting offeree who elects to accept the take-over bid terms under paragraph 3.25(d)(ii)(A) and who transferred its Trust Units as required under Subsection 3.25(b), the money or other consideration to which the offeree is entitled, disregarding fractional Trust Units, if any, which may be paid for in money; and

(iii)
if the payment or transfer required by Subsection 3.25(f) is made and the money or other consideration is deposited as required by Subsection 3.25(g), send to each dissenting offeree who has not sent notice as required under Subsection 3.25(d) a notice stating that:

(A)	the dissenting offeree’s Trust Units have been cancelled,

(B)
the Trust or some designated Person holds in trust for the dissenting offeree the money or other consideration to which the dissenting offeree is entitled as payment for or in exchange for the Trust Units, and

(C)	the Trust will, subject to Subsections 3.25(i) to 3.25(r), send that money or other consideration to that offeree without delay after receiving the Trust Units.

(i)
If a dissenting offeree has elected to demand payment of the fair value of its Trust Units under paragraph 3.25(d)(ii)(B), the offeror may, within 20 days after it has paid the money or transferred the other consideration under Subsection 3.25(f), apply to a court to fix the fair value of the Trust Units of that dissenting offeree.

(j)	If an offeror fails to apply to a court under Subsection 3.25(i), a dissenting offeree may apply to a court for the same purpose within a further period of 20 days.

(k)
Where no application is made to a court under Subsection 3.25(j) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer its Trust Units to the offeror on the same terms that the offeror acquired the Trust Units from the offerees who accepted the take-over bid.

(l)	An application under Subsection 3.25(i) or 3.25(j) shall be made to a court having jurisdiction in the place where the Trust has its registered office.

(m)	A dissenting offeree is not required to give security for costs in an application made under Subsection 3.25(i) or 3.25(j).

(n)	On an application under Subsection 3.25(i) or 3.25(j):

(i)	all dissenting offerees referred to in paragraph 3.25(d)(ii)(B) whose Trust Units have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

(ii)	the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel.

(o)
On an application to a court under Subsection 3.25(i) or 3.25(j) the court may determine whether any other Persons is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the Trust Units of all dissenting offerees.

(p)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Trust Units of a dissenting offeree.

(q)	The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for the Trust Units as fixed by the court.

(r)	In connection with proceedings under this Section 3.25, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(i)	fix the amount of money or other consideration that is required to be held in trust under Subsection 3.25(g);

(ii)	order that money or other consideration be held in trust by a Person other than the Trust; and

(iii)	allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date they send or deliver notice under Subsection 3.25(d) until the date of payment.

3.26	Offers

If an offer, issuer bid (other than an issuer bid exempt from the formal bid requirements under the Securities Act), take-over bid (other than a take-over bid exempt from the formal bid requirements under the Securities Act) or similar transaction with respect to the Trust Units is proposed by the Trust or is proposed to the Trust or holders of Trust Units and is recommended by the Trustees, or is otherwise effected or to be effected, whether or not with the consent or approval of the Trustees (each, an “Offer”), and the Class B LP Units are not surrendered for withdrawal to the LP in accordance with their terms or exchanged in accordance with the Exchange and Support Agreement, the Trust will, to the extent possible in the circumstances, expeditiously and in good faith, take all such commercially reasonable actions and do all such commercially reasonable things as are necessary or desirable to enable and permit holders of Class B LP Units to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Trust Units without discrimination. Without limiting the generality of the foregoing, the Trust will, to the extent reasonably possible in the circumstances, expeditiously and in good faith, use commercially reasonable efforts to ensure that holders of Class B LP Units, may participate in such Offer without being required to exercise their right to surrender their Class B LP Units for withdrawal or exchange their Class B LP Units (or, if so required, to ensure that any such surrender or exchange will be effective only upon, and will be conditional upon, the successful completion of the Offer and only to the extent necessary to tender to or deposit under the Offer).

3.27	Power of Attorney

Each Unitholder hereby grants to the Trustees and each of them, their respective successors and assigns, a power of attorney constituting the Trustees, and each of them, with full power of substitution, as its true and lawful attorney to act on its behalf, with full power and authority in its name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a)
this Declaration of Trust, any amendment to this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a “mutual fund trust”, a “unit trust” or a “real estate investment trust” all within the meaning of the Tax Act;

(b)	any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Declaration of Trust;

(c)	all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

(d)
any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder’s interest in the Trust; and

(e)	all transfers, conveyances and other documents required to facilitate the acquisition of Trust Units and/or Exchangeable Securities of non-tendering offerees pursuant to Section 3.25.

The power of attorney granted herein is a power of attorney coupled with an interest, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of its interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 4
INVESTMENT RESTRICTIONS AND GUIDELINES AND OPERATING PLAN OF THE TRUST

4.1	Investment Restrictions and Guidelines

After the Closing, the Trust Property may be invested, directly or indirectly, only in accordance with the following investment restrictions and guidelines:

(a)	subject to Section 4.1(c), the Trust may invest, directly or indirectly, in:

(i)	interests (including fee ownership and leasehold interest) in income-producing real property; and

(ii)	corporations, trusts, partnerships or other persons which principally have interests (including the ownership of leasehold interests) in income-producing real property;

(b)
except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a province of Canada, short-term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I to the Bank Act (Canada) maturing prior to one year from the date of issue or except as permitted pursuant to Sections 4.1(a), the Trust shall not hold securities other than securities of the LP, the General Partner, an entity wholly-owned by the LP and/or a Subsidiary formed and operated solely for the purpose of holding a particular real property or real properties or managing real property or real properties or some or all of the receivables under installment receipt agreements;

(c)	the Trust shall not make or permit a Subsidiary to make any investment, take any action or omit to take any action that would result in:

(i)	the Trust failing or ceasing to qualify as a “unit trust”, “mutual fund trust” or a “real estate investment trust” within the meaning of the Tax Act; or

(ii)	the Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans; and

(d)	the Trust may, directly or indirectly, invest in such other assets and conduct such other activities as are consistent with the other investment restrictions and guidelines of the Trust.

4.2	Operating Plan

Following the Closing, the Trustees shall, by resolution, establish an operating plan relating to the operations and affairs of the Trust (which plan shall comply with the restrictions and guidelines contained in Article 4) and shall review such operating plan from time to time and modify the same to the extent that the Trustees determine that to do so would be prudent and in the best interests of the Trust and the Unitholders.  Without limiting the generality of the foregoing, the operating plan adopted by the Trustees from time to time may include guidelines for valuations, property appraisals, level and type of insurance coverage, means to ensure compliance with environmental legislation and regulations pertaining to the Trust Property and means to ensure compliance with all laws, regulations and policies applicable to the Trust Property or to the Trust.

The operations and affairs of the Trust shall at all times be conducted in accordance with the prevailing operating plan adopted by the Trustees, provided, however, that:

(a)	the foregoing shall not be deemed to limit or restrict in any manner the ability of the Trustees, by resolution, to amend or modify the prevailing operating plan as hereinbefore stipulated; and

(b)	the Trust may act, or omit to act, in a manner not consistent with the prevailing operating plan in any circumstances in which the consent of at least a majority of the Trustees is obtained.

4.3	Tax Election

The Trustees shall cause the Trust to elect, in its return of income for the first taxation year of the Trust, pursuant to Subsection 132(6.1) of the Tax Act, that the Trust be deemed to be a “mutual fund trust” for the purposes of the Tax Act from the date it was established, provided that the Trust has sufficient unitholders so as to be entitled to make such election.

4.4	Regulatory Matters

If at any time a government or regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment restrictions or guidelines of the Trust then in force, the investment restrictions or guidelines causing such conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of the Unitholders.

ARTICLE 5
DISTRIBUTIONS

5.1	Computation of Income and net Realized Capital Gains

The income of the Trust (the “Trust Income”) for any taxation year of the Trust will be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the “taxable income” of the Trust subject to such adjustment as the Trustees may in their discretion determine; provided, however, that capital gains and capital losses will be excluded from the computation of Trust Income and, if an amount has been designated by the Trust under subsection 104(19) of the Tax Act, such designation shall be disregarded.

The net realized capital gains of the Trust (the “Net Realized Capital Gains”) for any taxation year of the Trust will be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds the sum of (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Trustees in respect of any net capital loss for a prior taxation year that the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year.

5.2	Distributions

(a)
The Trustees may, in respect of each Distribution Period, on or before each Distribution Record Date, declare payable to holders of Trust Units of record at the close of business on each Distribution Record Date, all or any part of the cash flow of the Trust for the Distribution Period.  The amount of the cash flow of the Trust (being the sum of all cash amounts received by the Trust in respect of such Distribution Period, other than, for greater certainty, the proceeds of any offering of Trust Units) to be distributed by the Trust in respect of a Distribution Period (the “Distributions”) will be determined by, or in accordance with guidelines established from time to time by, the Trustees on or before the applicable Distribution Payment Date.

(b)
Distributions will be payable to each holder of Trust Units of record on such Distribution Record Date pro rata in proportion to the number of Trust Units held as of record by such holder of Trust Units on such Distribution Record Date.  Subject to Section 5.6, Distributions that have been declared to be payable to holders of Trust Units in respect of a Distribution Period will be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.3	Other Distributions

(a)
In addition to the Distributions that are declared payable to holders of Trust Units pursuant to Section 5.2, the Trustees may declare to be payable and/or make distributions, from time to time, out of Trust Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine, to holders of Trust Units of record on the Distribution Record Date.

(b)
Notwithstanding the foregoing, having regard to the present intention of the Trustees to allocate, distribute and make payable to holders of Trust Units all of the amount necessary to ensure that the Trust will not be liable to pay income tax under Part I of the Tax Act for any year, after taking into account any entitlement to a capital gains refund (such amount being known, in respect of any year, as the “taxation distribution amount”), unless the Trustees, in their absolute discretion, have otherwise determined to not distribute such taxation distribution amount but, in lieu thereof, to distribute another specified amount, the amount which is sufficient to ensure that the taxation distribution amount is so distributed shall be deemed to be declared by the Trustees as a distribution, and to be due and payable on the December 31 Distribution Record Date, to the holders of Trust Units of record on such Distribution Record Date.  For greater certainty, if the Trustees have exercised their absolute discretion to not distribute the taxation distribution amount in respect of any year, the difference between amounts actually declared as Distributions and the taxation distribution amount in respect of such year shall not be payable to Unitholders.  Moreover, the Trustees, in their absolute discretion, may at any time refute the intention referred to above to distribute taxation distribution amounts in respect of any year or future year.

(c)
Any distribution made pursuant to this Section 5.3 will be payable to each holder of Trust Units of record on the applicable record date in respect of a distribution pursuant to Section 5.3(a), or on December 31 in the year of distribution in respect of a distribution pursuant to Section 5.3(b), pro rata in proportion to the number of Trust Units held of record by such holder of Trust Units on such applicable record date or December 31 in the year of such distribution, as the case may be.  Subject to Section 5.6, amounts that have been declared to be payable to holders of Trust Units pursuant to Section 5.3(a) will be paid on the Distribution Payment Date determined by the Trustees in respect of such distribution and amount that are payable pursuant to Section 5.3(b) will be paid not later than January 31 of the following year.

5.4	Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations for income tax purposes in respect of the amounts paid or payable or deemed to be paid to holders of Trust Units for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsection 104(13.1) and/or subsection 104(13.2) of the Tax Act that income be taxed to the Trust, rather than to the holders of Trust Units.  Distributions paid or payable to holders of Trust Units pursuant to this Article 5 will be deemed to distributions of Trust Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees may, in their absolute discretion, determine.  For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains will include the non-taxable portion of the capital gains of the Trust that are encompassed in such distribution.

5.5	Enforceability of Right to Receive Distributions

Each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such holder of Trust Units as a result of any distribution which is declared or made payable to such holder of Trust Units pursuant to this Article 5 as of the Distribution Record Date.

5.6	Method of Payment of Distributions

(a)
Cash distributions shall be made by cheque payable to or to the order of the holder of Trust Units or by such other manner of payment approved by the Trustees from time to time.  The payment, if made by cheque, shall be conclusively deemed to have been made upon hand delivery of a cheque to the holder of Trust Units or to its agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the holder of Trust Units at its address as it appears on the Register unless the cheque is not paid on presentation, or in any other manner determined by the Trustees in their discretion. In the case of joint registered holders of Trust Units, any cash payment required hereunder to be made to a holder of Trust Units shall be deemed to be required to be made to such holders of Trust Units jointly and shall be paid by cheque or by such other manner of payment approved by the Trustees from time to time but may also be paid in such other manner as the joint registered holders of Trust Units or any one of the joint registered holders of Trust Units has designated to the Trustees and the Trustees have accepted. For greater certainty, a holder of Trust Units or any one of the joint holders of Trust Units may designate and the Trustees may accept that any payment required to be made hereunder shall be made by deposit to an account of such holder of Trust Units or to a joint account of such holder of Trust Units and any other Person or in the case of joint registered holders of Trust Units to an account of joint registered holders of Trust Units or to an account of any one of the joint registered holders of Trust Units. A cheque or bank draft shall, unless the joint registered holders of Trust Units otherwise direct, be made payable to the order of all of the said joint registered holders of Trust Units, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustees or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at any other place where it is by its terms payable. The receipt by the registered holder of Trust Units in another acceptable manner of any payment not mailed or paid in accordance with this Section 5.6(a) shall be a valid and binding discharge to the Trust and to the Trustees for any payment made in respect of the registered Trust Units and if several Persons are registered as joint registered holders of Trust Units or, in consequence of the death, bankruptcy or incapacity of a holder of Trust Units, one or several Persons are entitled so to be registered, subject to Section 3.20, in accordance with this Declaration of Trust, respectively, receipt of payment by any one of them shall be a valid and binding discharge to the Trust and to the Trustees for any such payment. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary. No holder of Trust Units will be entitled to recover by action or other legal process against the Trust any distribution that is represented by a cheque that has not been duly presented to the Trust’s banker for payment or that otherwise remains unclaimed for a period of six years from the date on which such distribution was payable.

(b)
Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution that has been declared payable, or otherwise made payable, pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustees, include or consist entirely of the issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a fair market value as determined by the Trustees equal to the difference between the amount of such distribution declared to be payable and the amount of cash that has been determined by the Trustees to be available for the payment of such distribution.  Such additional Trust Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

5.7	Withholding Taxes

The Trustees shall deduct or withhold from distributions payable to any holder of Trust Units all amounts required by law to be withheld from such distributions, whether such distributions are in the form of cash or otherwise.  In the event of a distribution in the form of additional Trust Units, the Trustees may sell Trust Units of such holder of Trust Units to pay such withholding taxes and to pay all of the Trustees’ reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such holder of Trust Units to do so.  Any such sale shall be made on any stock exchange on which the Trust Units are then listed and upon such sale, the affected holder of Trust Units shall cease to be the holder of such Trust Units.

5.8	Distribution Reinvestment and Unit Purchase Plan

Subject to any required regulatory approvals (and any Unitholder approval imposed by regulatory requirements), the Trustees may, in their sole discretion, establish one or more unitholder rights plans, distribution reinvestment plans and unit purchase plans or unit option plans, including the Deferred Trust Unit Plan and the Distribution Reinvestment Plan, at any time and from time to time.

ARTICLE 6
TRUSTEES

6.1	Number of Trustees

The Trust shall have no fewer than five (5) and no more than twelve (12) Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees; provided that until otherwise so determined by resolution, the number of Trustees will be five (5).  The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders by Ordinary Resolution or by the Trustees, provided that the Trustees may not, between meetings of the Unitholders appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees in office immediately following the last annual meeting of the Unitholders.

6.2	Term of Office

Each Trustee who executes this Declaration of Trust shall hold office for a term expiring at the close of the first annual meeting of the Unitholders or until his or her respective successor is elected or appointed.  At each annual meeting of the Unitholders, the successors of the Trustees shall be elected to hold office for a term expiring at the close of the annual meeting of the Unitholders held in the next year following the year of their election.

6.3	Qualifications of Trustees

(a)
A Trustee shall be an individual at least 18 years of age, not under any legal disability and not been found to be of unsound mind or incapable of managing property by a court in Canada or elsewhere, and who does not have the status of bankrupt. Trustees are not required to hold Units.

(b)
A majority of Trustees shall be at all times Resident Canadians. If at any time a majority of Trustees are not Resident Canadians because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any Trustee who was a Resident Canadian, the remaining Trustees, whether or not they constitute a quorum, shall appoint a sufficient number of Resident Canadian Trustees to comply with this requirement.

6.4	Election of Trustees

The election of the Trustees shall require approval by an Ordinary Resolution. The appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such individual shall have in writing accepted her or her appointment or election and agreed to be bound by the terms of this Declaration of Trust.

6.5	Resignations, Removal and Death of Trustees

A Trustee may resign at any time by an instrument in writing signed by him or her and delivered or mailed to the Chair or, if there is no Chair, the President of the Trust. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice. A Trustee may be removed at any time with or without cause by an Ordinary Resolution or with cause by a resolution passed by an affirmative vote of not less than two-thirds of the other Trustees. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution and any Trustee so removed shall be so notified by the Chair or another officer of the Trust forthwith following such removal. Upon the resignation or removal of any Trustee, or he or she otherwise ceasing to be a Trustee, he or she shall: (i) cease to have the rights, privileges and powers of a Trustee hereunder; (ii) execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust property held in his or her name; (iii) account to the remaining Trustees as they may require for all property which he or she holds as Trustee; and (iv) resign from all representative or other positions held by him or her on behalf of the Trust, including as a director or officer of any corporation in which the Trust owns any securities (directly or indirectly); upon which he or she shall be discharged from his or her obligations as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative shall execute and deliver on his or her behalf such documents as the remaining Trustees may require as provided in this section. In the event that a Trustee or his or her legal representative, as applicable, is unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purpose of executing and delivering such required documents.

6.6	Vacancies

The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office or upon the removal of such Trustee. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until vacancies are filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder.  In the case of a vacancy, the Unitholders or a majority of the Trustees continuing in office may fill such vacancy.  Any Trustee so elected by the Unitholders or appointed by the Trustees shall hold office for the remaining term of the Trustee he or she is succeeding.

6.7	Successor and Additional Trustees

The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all individuals who may hereafter become Trustees upon their due election or appointment and qualification without any further act, and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to Section 6.5 or otherwise.

6.8	Remuneration and Expenses

Independent Trustees shall be paid such remuneration for their services as the Trustees, or if applicable a committee thereof, may from time to time determine. The Trustees shall also be entitled to be reimbursed for their out-of-pocket expenses incurred in acting as a Trustee.  Trustees who are not Independent Trustees shall not be entitled to receive any remuneration for their services as Trustees but shall be entitled to reimbursement from the Trust of their out-of-pocket expenses incurred in acting as a Trustee.  Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.

ARTICLE 7
TRUSTEES’ POWERS AND DUTIES

7.1	General Powers

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, shall have, without further or other authorization and free from any control or direction on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Property and over the affairs of the Trust to the same extent as if the Trustees were the sole owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the affairs of the Trust. In construing the provisions of this Declaration of Trust, there shall be a presumption in favour of the power and authority having been granted to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by law, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, the Trustees may make any investments without being required to adhere to all of, or any particular portion of the investment criteria or diversification requirements set forth in the Trustee Act (Ontario), as amended from time to time, including investments in mutual funds, common trust funds, unit trusts and similar types of investment vehicles, to alter or vary such investments from time to time in a like manner, to retain such investments for such length of time as the Trustees, in their discretion determine and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

7.2	Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise, on behalf of the Trust, at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a)
to retain, invest and re-invest the capital or other funds of the Trust in real or personal property of any kind, all without regard to whether any such properties are authorized by law for the investment of trust funds, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust;

(b)
subject to Section 3.2(e), to increase the capital of the Trust at any time by the issuance of additional Units (or other securities convertible to or exchangeable for Units) for such consideration as they deem appropriate;

(c)
for such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of Notes, or other obligations or securities of the Trust and hold for investment Notes, units or other obligations of the LP;

(d)
to sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or the Trustees by one or more of the Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

(e)	to enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

(f)
to borrow money from or incur indebtedness to any Person; to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, encumber or hypothecate the property of the Trust to secure any of the foregoing;

(g)	to lend money or other property of the Trust, whether secured or unsecured;

(h)	to enter into and perform the Trust’s obligations under the Exchange and Support Agreement, the Property Management Agreement and the Asset Management Agreement;

(i)	to maintain records and provide reports to Unitholders;

(j)	to establish systems to monitor the qualification of the Trust as a “mutual fund trust”, a “unit trust” and a “real estate investment trust” within the meaning of the Tax Act;

(k)
to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Property, the undertaking or taxable income of the Trust, or imposed upon or against the Trust Property, the undertaking or taxable income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of the Trust Income or Net Realized Capital Gains of the Trust distributed to holders of Trust Units and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Trust’s counsel or its auditors), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient in connection with such matters;

(l)
to incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the affairs of the Trust including taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the Trust or any part thereof and for any of the purposes herein;

(m)
to possess and exercise all the rights, powers and privileges appertaining to the ownership of or interest in all or any mortgages, securities, real property or other property forming part of the Trust Property, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more Persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(n)
to exercise any conversion privilege, subscription right, warrant or other right or option available in connection with any property of the Trust at any time held by it and to make payments incidental thereto; to consent, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation, merger or readjustment of the finances of any Person (other than the Trust), any of the securities of which may at any time be held by the Trust or to the sale, mortgage or lease of the property of any such Person; and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions, which it may consider necessary or advisable in connection therewith;

(o)
to elect, appoint, engage or employ officers for the Trust, who may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees’ Regulations; to engage, appoint, employ or contract with any Person as agents, representatives, employees or independent contractors or otherwise (including real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, asset managers, appraisers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such Person may be so engaged or employed; and, except as prohibited by law, to delegate any of the powers and duties of the Trustees (including the power of delegation) to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other Persons without regard to whether such power, authority or duty is normally granted or delegated by trustees;

(p)
to collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the Trust Property or the Trust’s affairs, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(q)	to renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

(r)
to purchase and pay for, out of the Trust Property insurance contracts and policies insuring the Trust Property against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers of the Trust against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the Unitholders or the officers of the Trust;

(s)
to cause legal title to any of the Trust Property to be held by and/or in the name of the Trustees or, except as prohibited by law, by and/or in the name of the Trust or one or more of the Trustees or any other Persons, on such terms, in such manner, with such powers in such Person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein; provided, however, that should legal title to any of the Trust Property be held by and/or in the name of any Person or Persons other than the Trust or the Trustees, the Trustees shall require such Person or Persons to execute a declaration of trust acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(t)	to determine conclusively the allocation to capital, income or other appropriate accounts for all receipts, expenses, disbursements and property of the Trust;

(u)
to issue Trust Units and other securities of the Trust (by way of instalment receipts or otherwise) from time to time and, if necessary or desirable to prepare, sign and file or cause to be prepared, signed and filed a prospectus, offering memorandum or similar document and any amendment thereto and all agreements contemplated therein or ancillary thereto relating to or resulting from any offering of the Trust Units or other securities issued or held by the Trust and to pay the cost thereof and related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those Persons (if any) who were Unitholders immediately prior to such offering;

(v)
to make or cause to be made application for the listing on any stock exchange of any Trust Units or other securities of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

(w)
to enter into any agreement relating to the issuance of Trust Units by way of instalment receipts and to take all actions necessary or desirable to obtain the benefits of and perform its obligations under such agreement;

(x)
to determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgment, may deem material and reliable;

(y)
subject to obtaining all required regulatory approvals, to establish one or more distribution reinvestment plans, unit purchase plans, unit option plans or any other unit compensation, incentive plan or similar plan with respect to the Trust Units, including the Deferred Trust Unit Plan and the Distribution Reinvestment Plan;

(z)	to do all such acts and things and to exercise such powers which are delegated to the Trustees by any Person who co-owns real property with the Trust; and

(aa)
to do all such other acts and things as are incidental to the foregoing, and to exercise all powers that are necessary or useful to carry on the activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

7.3	Further Powers of the Trustees

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its affairs, the rights or powers of the Trustees and the rights or powers of the Unitholders or officers of the Trust, provided that such regulations shall not be inconsistent with law or with this Declaration of Trust and not, in the opinion of the Trustees, prejudicial to the Unitholders. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not inconsistent with law or with this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. To the extent of any inconsistency between this Declaration of Trust and any regulation, decision, designation or determination made by the Trustees, this Declaration of Trust shall prevail and such regulation, decision, designation or determination shall be deemed to be modified to eliminate such inconsistency. Any regulations, decisions, designations or determinations made in accordance with this section shall be conclusive and binding upon all Persons affected thereby.

Subject as otherwise herein provided, the Trustees may from time to time in their discretion appoint, employ, invest in, contract or deal with any Person including any affiliate of any of them and any Person in which any one or more of them may be directly or indirectly interested and, without limiting the generality of the foregoing, any Trustee may purchase, hold, sell, invest in or otherwise deal with real property or other property of the same class and nature as may be held by the Trustees as property of the Trust, whether for the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise), without being liable to account therefor and without being in breach of its duties and responsibilities hereunder.

7.4	Standard of Care

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and discharge their duties hereunder as Trustees honestly, in good faith with a view to the best interests of the Trust and the Unitholders and in connection therewith, that they exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as Trustees shall not be required to devote their entire time to the affairs of the Trust.

7.5	Reliance Upon Trustees

Any Person dealing with the Trust in respect of any matters pertaining to the Trust Property and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate or statutory declaration (including a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any single Trustee or, without limiting the foregoing, such other Persons as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any such other Persons to act for and on behalf and in the name of the Trust. No Persons dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees for monies or other consideration shall be binding upon the Trust.

7.6	Determinations of Trustees Binding

All determinations of the Trustees that are made in good faith with respect to any matters relating to the Trust, including whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders.

7.7	Conflicts of Interest

(a)
Notwithstanding anything to the contrary in this Agreement, conflicts of interest and potential conflicts of interest that are approved by a majority of the Independent Trustees from time to time are hereby deemed to be approved by all of the Trustees.

(b)
The Independent Trustees may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to the guidelines, policies or procedures that are approved by the Independent Trustees from time to time (the “Conflicts Guidelines”), and if and to the extent that such matters are permitted by the Conflicts Guidelines, no further special approval will be required in connection with such matter permitted thereby.

ARTICLE 8
MEETINGS OF THE TRUSTEES

8.1	Trustees May Act Without Meeting

The Trustees may act with or without a meeting.  Except as provided otherwise herein, any action of the Trustees or any committee of the Trustees may be taken at a meeting by vote of, or without a meeting by written consent or resolution signed by all of, the Trustees or the members of the applicable committee, as the case may be.  Any such consent or resolution may be signed in counterpart.

8.2	Notice of Meeting

Meetings of the Trustees may be held from time to time upon the giving of notice by the Chair or any two Trustees. Regular meetings of the Trustees may be held without notice at a time and place fixed in accordance with the Trustees’ Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Each committee of Trustees appointed by the Trustees may adopt its own rules or procedures for the calling, conduct, adjournment and regulation of the meetings of such committees as it sees fit and may amend or repeal such rules or procedures from time to time; provided, however, that the Trustees’ Regulations and any such rules or procedures shall not be inconsistent with this Declaration of Trust.

8.3	Quorum

A quorum for all meetings of the Trustees or any committee thereof shall be at least three Trustees or two Trustees on such committee, as the case may be, present in person, at least two of whom shall be Resident Canadians; provided that if there is no quorum, the meeting may be adjourned to a Business Day on notice to all of the Trustees or members of such committee, as the case may be and, at the reconvened meeting, the presence of one Resident Canadian Trustee or one Resident Canadian member of such committee, as the case may be, is required in order to constitute a quorum.

8.4	Voting at Meetings

Questions arising at any meeting of the Trustees or of a committee of Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes at any meeting of Trustees or of a committee of Trustees, the Chair of the meeting shall not have a second or casting vote in addition to his or her original vote, if any. Every meeting of the Trustees or any committee thereof shall take place in Canada.

8.5	Meeting by Telephone

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all Trustees participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.

ARTICLE 9
DELEGATION OF POWERS

9.1	General

The Trustees may appoint from among their number a committee of Trustees and may delegate to such committee any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any Person for any matter relating to the Trust or its assets or affairs. For greater certainty, the Trustees may delegate to any Person (including any one or more officers of the Trust) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any discretion or make any amendment in relation thereto. The Trustees may grant or delegate such authority to an advisor as the Trustees may in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. The Trustees shall have the power to determine the term and compensation of an advisor or any other Persons whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto. Each member of a committee shall serve on such committee until he or she resigns from such committee or otherwise ceases to be a Trustee.

9.2	Audit Committee

The Trustees shall appoint an audit committee (the “Audit Committee”) consisting of at least three Trustees, at least a majority of whom shall be Resident Canadians. The Chair of the Audit Committee shall be selected by the Trustees from the group of Trustees who are Resident Canadians appointed to serve on such Committee. The Audit Committee shall: (i) review the Trust’s procedures for internal control with the Auditors and Chief Financial Officer of the Trust; (ii) review the engagement of the Auditors; (iii) review and recommend to the Trustees for their approval annual and quarterly financial statements and management’s discussion and analyses of financial condition and results of operation; (iv) assess the Trust’s financial and accounting personnel; and (v) review any significant transactions outside the Trust’s ordinary activities and all pending litigation involving the Trust. The Auditors are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Audit Committee held during the term of office of the Auditors. Questions arising at any meeting of the Audit Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Audit Committee. The Auditors or a member of the Audit Committee may call a meeting of the Audit Committee on not less than 48 hours’ notice.

9.3	Governance and Nominating Committee

The Trustees shall appoint a Governance and Nominating Committee (the “Governance and Nominating Committee”) consisting of at least three Trustees, at least a majority of whom shall be Resident Canadians. The Chair of the Governance and Nominating Committee shall be selected by the Trustees from the group of Trustees who are Resident Canadians appointed to serve on such Committee.  The duties of the Governance and Nominating Committee shall be to review the governance policies of the Trust, including being responsible for (i) assessing the effectiveness of the board of Trustees and each of its committees; (ii) considering questions of management succession; (iii) participating along with management in the recruitment and selection of candidates for Trustees; and (iv) considering and approving proposals by the Trustees to engage outside advisors on behalf of the board of Trustees as a whole or on behalf of the Independent Trustees. Questions arising in any meeting of the Governance and Nominating Committee shall be decided by a majority of the votes cast. Decisions may be taken by written consent signed by all of the members of the Governance and Nominating Committee. Any member of the Governance and Nominating Committee may call a meeting of the Governance and Nominating Committee upon not less than 48 hours’ notice.  Notwithstanding the appointment of the Governance and Nominating Committee, the Trustees may consider and approve any matter which the Governance and Nominating Committee has the authority to consider or approve.

9.4	Additional Committees

The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that the majority of the members of any additional committee must be Resident Canadians.  Further, the Trustees may not delegate to any such additional committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA may not delegate.

9.5	Chair

The chair of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chair or if such person is not present, the Trustees present shall choose one of their number to the Chair.

9.6	Management of the Trust

(a)
The Trustees may exercise broad discretion in hiring officers, employees, agents and consultants to administer the Trust’s day-to-day operations, all subject to the overriding authority of the Trustees over the management and affairs generally of the Trust.

(b)
The Trustees from time to time may appoint one or more officers of the Trust, including a Chief Executive Officer, Chief Financial Officer and Chair, and, without prejudice to the rights of under any employment contract, may remove any officer of the Trust.  The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.  As of the Closing, the Trustees have hereby determined that the officers of the Trust shall be the following individuals:

(i)	Richard B. Clark - Chair;

(ii)	Bryan K. Davis - Senior Vice President and Chief Financial Officer; and

(iii)	Thomas F. Farley - President and Chief Executive Officer.

(c)
On the Closing Date, the Trust shall enter into the Asset Management Agreement and the Property Management Agreement pursuant to which Brookfield Properties Management Corporation shall provide or arrange for the provision of asset and property management services to the Trust, the LP and their respective Subsidiaries on the terms and conditions set out therein.

ARTICLE 10
FEES AND EXPENSES

10.1	Expenses

The Trust shall pay out of the property of the Trust all expenses incurred in connection with the administration and management of the Trust and its investments, including:

(a)	interest and other costs of borrowed money;

(b)	fees and expenses of lawyers, accountants, Auditors and other agents or consultants employed by or on behalf of the Trust;

(c)	compensation, remuneration and expenses of the Trustees;

(d)	fees and expenses connected with the acquisition, disposition and ownership of Trust Property permitted in this Declaration of Trust;

(e)	insurance, including trustees and officers liability insurance, as considered necessary by the Trustees;

(f)	expenses in connection with payments of distributions of Trust Units;

(g)	expenses in connection with communications to the Unitholders and the other bookkeeping and clerical work necessary in maintaining relations with the Unitholders;

(h)	expenses of changing or terminating the Trust;

(i)	fees and charges of Transfer Agents, Registrars, indenture trustees and other trustees and custodians; and

(j)
all fees, expenses, taxes and other costs incurred in connection with the issuance, distribution, transfer and qualification for distribution to the public of Units and other required governmental filings;

provided that the Trust will not incur any expense that would cause the Trust to fail or cease to qualify as a “mutual fund trust” or “real estate investment trust” as defined in the Tax Act.

ARTICLE 11
AMENDMENTS TO THE DECLARATION OF TRUST

11.1	Amendments by the Trustees

Subject to Section 11.2, the provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Ordinary Resolution; provided that the provisions of this Declaration of Trust may be amended by a majority of the Trustees without the consent, approval or ratification of the Unitholders or any other Person in the following circumstances:

(a)	at any time and in any manner prior to the Closing;

(b)	after the Closing for the purpose of:

(i)
ensuring continuing compliance with applicable laws (including the Tax Act and maintaining the status of the Trust as a “unit trust”, “mutual fund trust” and a “real estate investment trust”) regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees, the Trust or over the distribution of Units;

(ii)	providing additional protection or added benefits, which are, in the opinion of the Trustees necessary to maintain the rights of the Unitholders set out in this Declaration of Trust;

(iii)
removing any conflicts or inconsistencies in this Declaration of Trust or making corrections including the rectification of any ambiguities, defective provisions, errors, mistakes or omissions which are, in the opinion of the Trustees necessary or desirable and not prejudicial to the Unitholders;

(iv)	making amendments which are, in the opinion of the Trustees necessary or desirable to remove conflicts or inconsistencies between the disclosure in the Proxy Circular and this Declaration of Trust;

(v)
making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders;

(vi)
making amendments which, in the opinion of the Trustees are necessary or desirable as a result of changes in taxation or other laws or accounting standards from time to time which may affect the Trust or the Unitholders; or

(vii)	to implement the Distribution Reinvestment Plan or any amendments thereto.

(c)
In no event may the Trustees amend this Declaration of Trust if such amendment would (i) amend this Article 11; (ii) amend the Unitholders’ voting rights; or (iii) cause the Trust to fail or cease to qualify as a “mutual fund trust”, “real estate investment trust” or “unit trust” under the Tax Act.

11.2	Special Resolution

Notwithstanding Section 11.1, at all times the following actions or amendments to the Declaration of Trust require approval by Special Resolution:

(a)	an exchange, reclassification or cancellation of all or part of the Units (other than as provided herein);

(b)	the change or removal of the rights, privileges, restrictions or conditions attached to the Units, including,

(i)	the removal or change of rights to distributions; or

(ii)	the removal of or change to conversion privileges, redemption privileges, voting, transfer or pre-emptive rights;

(c)	the creation of new rights or privileges attaching to certain of the Units; and

(d)	any change to the existing constraints on the issue, transfer or ownership of the Units.

In addition, subject to Section 11.3 the Trust will not agree to or approve any change to the LP Agreement or the Exchange and Support Agreement without approval by Special Resolution.

11.3	Amendments to LP Agreement and Exchange and Support Agreement

Notwithstanding Section 11.2, the Trust may agree to or approve any change to the LP Agreement or the Exchange and Support Agreement without the consent, approval or ratification of the Unitholders or any other Person in the following circumstances:

(a)	at any time and in any manner prior to the Closing;

(b)	after the Closing for the purpose of:

(i)
providing a distribution reinvestment entitlement to the holders of Class B LP Units that is substantially equivalent to the distribution reinvestment entitlement provided by the Distribution Reinvestment Plan to holders of Trust Units;

(ii)
ensuring continuing compliance with applicable laws (including the Tax Act and maintaining the status of the Trust as a “unit trust”, “mutual fund trust” and a “real estate investment trust”) regulations, requirements or policies of any governmental authority having jurisdiction over the LP, or over the distribution of Class A LP Units or Class B LP Units;

(iii)
providing additional protection or added benefits, which are, in the opinion of the Trustees necessary to maintain the rights of the holders of Class A LP Units or Class B LP Units set out in the LP Agreement or the rights of the parties to the Exchange and Support Agreement, as applicable;

(iv)
removing any conflicts or inconsistencies in the LP Agreement or the Exchange and Support Agreement or making corrections including the rectification of any ambiguities, defective provisions, errors, mistakes or omissions which are, in the opinion of the Trustees necessary or desirable and not prejudicial to the holders of Class A LP Units and Class B LP Units or the parties to the Exchange and Support Agreement, as applicable;

(v)
making amendments which are, in the opinion of the Trustees necessary or desirable to remove conflicts or inconsistencies between the disclosure in the Proxy Circular and the LP Agreement or the Exchange and Support Agreement;

(vi)
making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the holders of Class A LP Units and Class B LP Units or the parties to the Exchange and Support Agreement, as applicable; or

(vii)
making amendments which, in the opinion of the Trustees are necessary or desirable as a result of changes in taxation or other laws or accounting standards from time to time which may affect the LP or the holders of Class A Units or Class B Units.

11.4	No Termination

No amendment to or amendment and restatement of this Declaration of Trust, whether pursuant to this Article 11 or otherwise, shall be construed as a termination of the Trust or the settlement or establishment of a new trust.

ARTICLE 12
MEETINGS OF THE UNITHOLDERS

12.1	Annual Meeting

There shall be an annual meeting of the Unitholders at such time and place as the Trustees shall prescribe for the purpose of electing Trustees, appointing or changing the Auditors, presenting the consolidated financial statements of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of the Unitholders shall be held after delivery to the Unitholders of the information referred to in Section 15.7 and, in any event, within 180 days after the end of each fiscal year of the Trust. The first annual meeting of Unitholders shall be no later than June 30, 2011.

12.2	Special Meetings

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine. Unitholders holding in the aggregate not less than 10% of the votes attaching to all Units then outstanding may requisition the Trustees to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition shall: (i) be in writing, (ii) set forth the name and address of, and the number of Units (and votes attached thereto which, in aggregate, shall not be less than 10% of all votes entitled to be voted at a meeting of Unitholders) held by, each Person who is supporting the requisition, and (iii) state in reasonable detail the business proposed to be transacted at the meeting.  The requisition shall be sent to each of the Trustees at the principal office of the Trust. Upon receiving the requisition, the Trustees shall call a meeting of the Unitholders to transact the business referred to in the requisition, unless:

(a)	a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(b)	the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to Section 12.3; or

(c)	in connection with the business as stated in the requisition:

(i)
it clearly appears to the Trustees that the matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the officers of the Trust or its security holders;

(ii)
the Trust, at the Unitholder’s request, included a matter covered by a requisition in an information circular relating to a meeting of the Unitholders held within two years preceding the receipt of such request, and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(iii)
substantially the same matter covered by the requisition was submitted to the Unitholders in an information circular (including a dissidents information circular) relating to a meeting of the Unitholders held within two years preceding the receipt of the Unitholder’s request and the matter covered by the requisition was defeated; or

(iv)	the rights conferred by this Section 12.2 are being abused to secure publicity.

Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Article 12 and the Trustees’ Regulations, mutatis mutandis. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase “meeting of the Unitholders” wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of the Unitholders.

12.3	Notice of Meeting of the Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder at its address appearing in the Register, to each Trustee and to the Auditors not less than 21 nor more than 60 days before the meeting. Notice of any meeting of the Unitholders shall state the purposes of the meeting.

12.4	Quorum

At any meeting of the Unitholders, a quorum will consist of two or more individuals present either holding personally or representing as proxies in the aggregate not less than 10% of the votes attached to all outstanding Units, provided that if the Trust has only one Unitholder, the Unitholder present in person or by proxy constitutes a meeting and a quorum for such meeting. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of the Unitholders, shall be dissolved, but in any other case shall stand adjourned to such day being not less than 10 days later and to such place and time as may be appointed by the Chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy will be deemed to form a quorum, and any business may be brought before or dealt with at such an adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. The Chair or, if the Chair is not present, the Vice-Chair, or any other Trustee determined by the Trustees, shall be the Chair of any meeting of the Unitholders.

12.5	Voting

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the Unitholders.  Each Special Voting Unit shall entitle the holder thereof to a number of votes at all meetings of the Unitholders equal to the number of Trust Units into which the Class B LP Units to which such Special Voting Units relate are, directly or indirectly, exchangeable or convertible (other than in respect of Class B LP Units which have been so exchanged or converted). Any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust, or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The chair of any such meeting shall not have a second or casting vote.

12.6	Matters on which the Unitholders Shall Vote

The following shall not occur unless the same has been duly approved by Special Resolution:

(a)	the sale of the Trust Property as an entirety or substantially as an entirety (other than as a part of an internal reorganization of the Trust Property as approved by the Trustees).

Nothing in this Section 12.6, however, shall prevent the Trustees from submitting to a vote of the Unitholders any other matter which they deem appropriate. Except with respect to the matters specified in this Section 12.6 and in Sections 11.2 and 13.2 or matters submitted to a vote of the Unitholders by the Trustees, no vote of the Unitholders shall in any way bind the Trust or Trustees.  In particular, under no circumstances may Unitholders authorize the forgiveness of the obligations of holders of any instalment receipts to pay amounts owing thereunder in respect of Units represented by such instalment receipts.

12.7	Meaning of “Outstanding”

Every Unit issued, certified and delivered hereunder will be deemed to be outstanding until it is cancelled or delivered to the Trustees or Transfer Agent for cancellation, provided that:

(a)
when a new certificate has been issued in substitution for a Trust Unit certificate that has been lost, stolen, mutilated or destroyed, only the later of such Trust Unit certificates will be counted for the purposes of determining the number of Units outstanding;

(b)
for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust, or any Subsidiary thereof will be disregarded, except that:

(i)
for the purpose of determining whether the Trustees will be protected in relying on any such vote, consent, requisition or other instrument or action, only the Units that the Trustees know are so owned will be so disregarded; and

(ii)
Units so owned that have been pledged in good faith other than to the Trust or a Subsidiary thereof will not be so disregarded if the pledgee establishes to the satisfaction of the Trustees the pledgee’s right to vote such Units in its discretion free from the control of the Trust or any Subsidiary thereof; and

(iii)
for the purposes of Section 12.7(b), any Trustee, any officer of the Trust or the Transfer Agent will provide a certificate that will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Trust or any Subsidiary thereof.  The Trustees will be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8	Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment(s) or postponement(s) thereof or for the purpose of any other action, the Trustees may from time to time, without notice to the Unitholders, close the transfer books for such period, not exceeding 35 days, as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not less than 21 days and not more than 60 days prior to the date of any meeting of the Unitholders or other action as a record date for the determination of the Unitholders entitled to receive notice of and to vote at such meeting or any adjournment(s) or postponement(s) thereof or to be treated as the Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment(s) or postponement(s) thereof, even though it has since that date disposed of its Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment(s) or postponement(s) thereof or to be treated as a Unitholder of record for purposes of such other action. If, in the case of any meeting of the Unitholders, no record date with respect to voting has been fixed by the Trustees, the record date for voting shall be 5:00 p.m. on the last Business Day before the meeting.

12.9	Proxies

Whenever the vote or consent of the Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proxy in such form as the Trustees may prescribe from time to time or, in the case of a Unitholder that is a body corporate or association, by an individual authorized by the board of directors or governing body of the body corporate or association to represent it at a meeting of the Unitholders. A proxyholder need not be a Unitholder. The Trustees may solicit such proxies from the Unitholders or any of them in any matter requiring or permitting the Unitholders’ vote, approval or consent.

The Trustees may adopt, amend or repeal such regulations relating to the appointment of proxyholders, and the solicitation, execution, validity, revocation and deposit of proxies, as they in their discretion from time to time determine.

An instrument of proxy executed in compliance with the foregoing shall be valid unless challenged at the time of or prior to its exercise, and the Persons challenging the instrument shall have the burden of proving, to the satisfaction of the Chair of the meeting at which the instrument is proposed to be used, that the instrument of proxy is invalid. Any decision of the Chair of the meeting in respect of the validity of an instrument of proxy shall be final and binding upon all Persons. An instrument of proxy shall be valid only at the meeting with respect to which it was solicited or any adjournment(s) or postponement(s) thereof.

A vote cast in accordance with any proxy shall be valid notwithstanding the death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of the death, incapacity, insolvency, bankruptcy or revocation of the proxy has been received by the Chair of the meeting prior to the time when the vote is cast.

12.10	Personal Representatives

Subject to Section 3.13, if a Unitholder is deceased, its personal representative, upon filing with the secretary of the meeting such proof of its appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of the Unitholders as the Unitholder would have been entitled to exercise if it were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 3.21 relating to joint holders shall apply.

12.11	Attendance by Others

Any Trustee, officer of the Trust, representative of the Auditors, representative of the legal counsel of the Trust or other individual approved by the Trustees may attend and speak at any meeting of the Unitholders.

12.12	Conduct of Meetings

To the extent that the rules and procedures for the conduct of a meeting of the Unitholders are not prescribed herein or in the Trustees’ Regulations, the rules and procedures shall be such reasonable rules and procedures as are determined by the chair of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting.

12.13	Binding Effect of Resolutions

Every resolution passed at a meeting in accordance with the provisions of this Declaration of Trust shall be binding upon all Unitholders, whether present at or absent from the meeting.

12.14	Resolution in Lieu of Meeting

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing circulated to all Unitholders not less than 10 days prior to its effective date and executed by Unitholders holding more than 50% of the outstanding Units entitled to be voted on such resolution, if such resolution is an Ordinary Resolution, or a resolution in writing circulated to all Unitholders and executed by Unitholders holding more than two-thirds of the outstanding Units entitled to vote on such resolution, if such resolution is a Special Resolution, will be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled in favour of such resolution at a meeting of Unitholders duly called for the purpose.

ARTICLE 13
TERMINATION OF TRUST

13.1	Duration of the Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of the death of the last surviving issue of His Majesty King George V alive on March 19, 2010.  For the purpose of terminating the Trust by such date, the Trustees will commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

13.2	Termination with the Approval of the Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of the Unitholders duly called by the Trustees for the purpose of considering the termination of the Trust.  If the Unitholders vote to terminate the Trust, the Trustees will commence to wind up the affairs of the Trust as soon as may be reasonably practicable.  Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the property of the Trust Property, in specie, subject to compliance with any securities or other laws applicable to such distributions.

13.3	Effect of Termination

Upon the termination of the Trust, the liabilities of the Trust shall be discharged with due speed, the net assets of the Trust shall be liquidated and the proceeds distributed to the holders of Trust Units in accordance with their entitlements as provided herein.  Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine.

ARTICLE 14
LIABILITIES OF THE TRUSTEES AND OTHERS

14.1	Liability and Indemnification of the Trustees

The Trustees shall at all times be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts and claims whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges, and expenses (including legal fees and disbursements on a solicitor-and-his-own client basis) which they sustain or incur in or about or in relation to the affairs of the Trust.  Further, the Trustees shall not be liable to the Trust or to any Unitholder or annuitant for any loss or damages relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or the Trust Property. The foregoing provisions of this Section 14.1 in favour of any Trustee do not apply unless:

(a)	the Trustee acted honestly and in good faith with a view to the best interests of the Trust and the Unitholders; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had reasonable grounds for believing his or her conduct was lawful.

14.2	Liability of the Trustees

The Trustees shall not be liable to the Trust or to any Unitholder, annuitant or any other Person for the acts, omissions, receipts, neglects or defaults of any Person, firm or corporation employed or engaged by them as permitted hereunder, or for joining in any receipt or act of conformity or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any Person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, or for any other loss, damage or misfortune which may happen in the execution by the Trustees of their duties hereunder, except to the extent the Trustees have not acted in accordance with Sections 14.1(a) and 14.1(b).

14.3	Reliance Upon Advice

The Trustees may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, lawyers or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

14.4	Liability of the Unitholders and Others

(a)
Notwithstanding any other provision of this Declaration of Trust, no Unitholder or annuitant shall be held to have any personal liability as such, and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Unitholder or annuitant for any liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Trust Property or the affairs of the Trust, including for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or annuitant would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such (“Trust Liability”), but rather the Trust Property only is intended to be liable and subject to levy or execution for satisfaction of such Trust Liability. Each Unitholder and annuitant shall be entitled to be reimbursed out of the Trust Property in respect of any payment of such Trust Liability made by such Unitholder or annuitant.

(b)
In addition to the policies set out in Article 4, the Trustees shall cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent which they determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the Trust, and shall, to the extent available on terms which they determine to be practicable, including the cost of premiums, cause the insurance carried by the Trust, to the extent applicable, to cover the Unitholders and annuitants as additional insureds. Any potential liability of the Trustees with respect to the foregoing obligations or their failure to perform the same shall be governed by the provisions of Sections 14.1, 14.2 and 14.3.

ARTICLE 15
GENERAL

15.1	Execution of Instruments

The Trustees shall have power from time to time to appoint any Trustee or Trustees or any Person or Persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing. Provisions respecting the foregoing may be contained in the Trustees’ Regulations.

15.2	Manner of Giving Notice

Any notice required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder, a Trustee or the Auditors shall be deemed conclusively to have been given if given either by delivery or by prepaid first-class mail addressed to the Unitholder at its address shown on the Register, to the Trustee at the last address provided by such Trustee to the Secretary of the Trust, or to the Auditors at the last address provided by such Auditors to the Secretary of the Trust, as the case may be, provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or a similar section of any other newspaper having national circulation in Canada; provided further that if there is no such newspaper having national circulation, then by publishing twice in the business section of a newspaper in the city where the Register is maintained. Any notice so given shall be deemed to have been given on the day of hand delivery or the day following that on which the notice was mailed or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was mailed, it shall be sufficient to prove that such notice was properly addressed, stamped and mailed. Notice to any one of several joint holders of Units shall be deemed effective notice to the other joint holders. Any notice sent by mail to or left at the address of a Unitholder pursuant to this section shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully given and shall be deemed sufficient notice to all persons having an interest in the Units concerned.

15.3	Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the Auditors any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

15.4	Trust Auditors

The initial Auditors shall be Deloitte & Touche LLP. The Auditors shall be appointed and removed at each annual meeting of Unitholders by an Ordinary Resolution. If at any time a vacancy occurs in the position of Auditors, the Trustees may appoint a firm of chartered accountants qualified to practise in all provinces of Canada to act as the Auditors until the next annual meeting of the Unitholders. The Auditors shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The Auditors shall have access to all records relating to the affairs of the Trust. The Auditors shall receive such remuneration as may be approved by the Trustees.

15.5	Change of Auditors

Subject to applicable laws, the Auditors may at any time be removed and new Auditors appointed by a majority of the Trustees.

15.6	Fiscal Year

The fiscal year of the Trust shall end on December 31 in each year.

15.7	Reports to the Unitholders

Prior to each annual and special meeting of Unitholders, the Trustees shall provide the Unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the CBCA and as required by applicable tax and securities laws.

15.8	Trust Property to be Kept Separate

The Trustees shall maintain the property of the Trust separate from all other property in their possession.

15.9	Trustees May Hold Units

Any Trustee or associate of a Trustee may be a Unitholder.

15.10	Trust Records

The Trustee shall prepare and maintain, at its principal office or at any other place designated by the Trustees, records containing: (i) the Declaration of Trust; and (ii) minutes of meetings and resolutions of the Unitholders. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the principal office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

15.11	Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the Trustees’ Regulations, the minutes of meetings and resolutions of the Unitholders, and any other documents or records which the Trustees determine should be available for inspection by such Person, during normal business hours at the principal office of the Trust. The Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the CBCA.

15.12	Taxation Information

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in either the prior calendar year or on or before January 30 of such year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

15.13	Consolidations

Any one or more Trustees may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended or amended and restated.

15.14	Counterparts

This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

15.15	Severability

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof. If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

15.16	Governing Law

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Ontario and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such province.

15.17	Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

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IN WITNESS WHEREOF the Trustees appearing below, having been duly authorized to execute and deliver this Declaration of Trust, have caused these presents to be signed and sealed as of the date first above written.

“Richard B. Clark”
Richard B. Clark, Trustee

“William G. Davis”
William G. Davis, Trustee

“Thomas F. Farley”
Thomas F. Farley, Trustee

“Robert J. McGavin”
Robert J. McGavin, Trustee

“Michael F. Nesbitt”
Michael F. Nesbitt, Trustee